UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: March 20, 2018
Commission File Number: 001-33414

Denison Mines Corp.
(Translation of registrant’s name into English)

1100-40 University Avenue, Toronto Ontario, M5J 1T1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Amanda Willett
Date: March 20, 2018	Amanda Willett
Corporate Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated March 16, 2018
99.2	"Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada", dated March 15, 2018
99.3	Consent of Qualified Person - Reipas
99.4	Consent of Qualified Person - Mathisen
99.5	Consent of Qualified Person - Roscoe
99.6	Consent of Qualified Person - Royle
99.7	Consent of Qualified Person - Murphy
99.8	Consent of Qualified Person - Newman
99.9	Consent of Qualified Person - Liskowich
99.10	Consent of Qualified Person - Sharp
99.11	Consent of Qualified Person - Sexsmith
99.12	Consent of Qualified Person - Edwards